Westamerica Bancorporation
Executive Office A-2M
P.O. Box 1200
Suisun City, CA 94585


October 25, 2007

Christian N. Windsor
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

	Re:	Westamerica Bancorporation
		Definitive 14A
		Filed March 19, 2007
		File No. 01-9383

Dear Mr. Windsor,


In response to your September 26, 2007 letter to Westamerica Bancorporation, File No. 01-9383, you requested that we respond to your comments by October 26, 2007, or tell you by that time when we will provide you with a response. Therefore, this fax is to inform you that we will provide a response on Friday, November 9, 2007.

If you have any questions, please feel free to contact me.

Sincerely,

/S/ KRIS IRVINE
---------------
Kris Irvine
Vice President/Corporate Secretary


c: David L. Payne - Chairman, President & CEO - Westamerica Bancorporation Tom Reddy - Bingham McCutchen, LLP
    John "Robert" Thorson, SVP & Chief Financial Officer - Westamerica
        Bancorporation